United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

COCA-COLA FEMSA, S.A.B. DE C.V. ANNOUNCES OFFERING OF GLOBAL NOTES

MEXICO CITY, MEXICO – August 25, 2020 — Coca-Cola FEMSA, S.A.B. de C.V. (“KOF” or the “Company”) (NYSE: KOF) announces that it has commenced an offering of U.S. dollar-denominated global notes in one or more series (the “Notes”), subject to market and other conditions. The Notes will be unsecured obligations of KOF and will be fully and unconditionally guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.

KOF intends to use the net proceeds from the sale of the Notes to finance or refinance, in whole or in part, one or more new or existing Eligible Green Projects, which are defined as investments and expenditures to be made by KOF after the issuance date of the Notes or made by KOF in the 24 months prior to such date, in eligible Green Projects as defined in and aligned with the four core components of the Green Bond Principles (GBP) 2018, issued by the International Capital Markets Association.

* * *

KOF has engaged BofA Securities, Inc., J.P. Morgan Securities LLC, and Morgan Stanley & Co. LLC to act as joint bookrunners with respect to the offering of the Notes.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KOF has filed a registration statement, including a prospectus with the SEC. Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents KOF has filed with the SEC for more complete information about the companies and the offering of the Notes. When available, you may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BofA Securities, Inc. at +1 (800) 294-1322, J.P. Morgan Securities LLC at +1 (866) 846-2874, or Morgan Stanley & Co. LLC at +1 (866) 718-1649 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BofA Securities, Inc. at +1 (646) 855-8988, J.P. Morgan Securities LLC at +1 (212) 834-4533, or Morgan Stanley & Co. LLC at +1(801) 902-6997.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer